                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                     AMERCO
                               (Name of Applicant)

                          1325 AIRMOTIVE WAY, STE. 100
                             RENO, NEVADA 89502-3239
                    (Address of Principal Executive Offices)

          Securities to be Issued Under the Indenture to be Qualified:

                      TITLE OF CLASS                                                  AMOUNT
                      --------------                                                  ------
      12% Senior Subordinated Secured Notes Due 2011                       $149,962,435 (approximately)

                -------------------------------------------------
         Approximate date of proposed public offering: On, or as soon as practicable after, the effective date of the debtors' joint plan of reorganization.
                -------------------------------------------------

          NAME AND ADDRESS OF AGENT FOR SERVICE:                               COPY TO BE SENT TO:
                 GARY V. KLINEFELTER, ESQ.                                 CHRISTOPHER D. JOHNSON, ESQ.
               SECRETARY AND GENERAL COUNSEL                             SQUIRE, SANDERS & DEMPSEY L.L.P.
                          AMERCO                                       40 NORTH CENTRAL AVENUE, SUITE 2700
               1325 AIRMOTIVE WAY, SUITE 100                                  PHOENIX, ARIZONA 85004
                  RENO, NEVADA 89502-3239

1.       GENERAL INFORMATION.

         (a) AMERCO (the "Corporation") is a corporation. References to the Corporation herein mean AMERCO as reorganized pursuant to the Plan.

         (b) The Corporation was organized under the laws of the State of Nevada.

2.       SECURITIES ACT EXEMPTION APPLICABLE.

         AMERCO and Amerco Real Estate Company ("AREC") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") before the United States Bankruptcy Court for the District of Nevada (the "Bankruptcy Court") on June 20, 2003, and August 13, 2003, respectively. On December 12, 2003, the Bankruptcy Court entered an order approving, among other things, the Disclosure Statement Concerning the Debtors' First Amended Joint Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (the "Disclosure Statement"), as containing information of a kind, and in sufficient detail, as far as is reasonably practicable, to enable holders of claims to make an informed judgment regarding whether they should vote to accept or reject the First Amended Joint Plan of Reorganization of AMERCO and Amerco Real Estate Company, Debtors and Debtors-in-Possession (as it may be amended or modified by the Confirmation Order (as defined below), the "Plan"). SAC Holding Corporation and SAC Holding II Corporation (collectively, "SAC Holding") are co-proponents under the Plan. The Plan provides for, among other things, full satisfaction of all claims against AMERCO and AREC and leaves equity interests unimpaired. The Court entered an order confirming the Plan under Section 1129 of the Bankruptcy Code on February 20, 2004 (the "Confirmation Order"). Capitalized terms used herein, not otherwise defined, shall have the same meaning ascribed to them in the Plan.

         The Corporation will issue, pursuant to the terms of the Plan and the Confirmation Order, the following new debt securities: (a) 12% Senior Subordinated Secured Notes due 2011 (the "New AMECO Notes") on the later of the date on which the Plan is consummated (the "Effective Date") and the date of the qualification of the New AMERCO Notes Indenture (as defined below) pursuant to this application; and (b) 9.0% Second Lien Senior Secured Notes due 2009 (the "Second Lien Senior Secured Notes") on the later of the Effective Date and the date of the qualification of the Second Lien Senior Secured Notes Indenture (as defined below). Additionally, SAC Holding, as co-proponent under the Plan, will issue, pursuant to the terms of the Plan and Confirmation Order, the 8.5% Senior Notes due 2014 (the "SAC Holding Senior Notes") on the later of the Effective Date and the date of the qualification of the SAC Holding Senior Notes Indenture (as defined below). The Confirmation Order provides that, solely for the purposes of Section 1145 of the Bankruptcy Code, SAC Holding is an affiliate of AMERCO and AREC.

         The New AMERCO Notes will be issued pursuant to an indenture among the Corporation, the Subsidiary Guarantors named therein as obligors and The Bank of New York, as Trustee (the "New AMERCO Notes Indenture"). The Second Lien Senior Secured Notes will be issued pursuant to an indenture among the Corporation, the Subsidiary Guarantors named therein as obligors and Wells Fargo Bank, N.A., as Trustee (the "Second Lien Senior Secured Notes Indenture"). The SAC Holding Senior Notes will be issued pursuant to an indenture among SAC Holding and Law Debenture Trust Company of New York, as Trustee (the "SAC Holding Senior Notes Indenture").

         Pursuant to the Plan and the Confirmation Order, the holders of Class 7 Claims, which constitute unsecured claims against AMERCO (the "Class 7 Claims") shall receive, in full satisfaction, settlement, release, and discharge of and in exchange for their Class 7 Claims: (i) the SAC Holding Senior Notes in the aggregate principal amount of $200 million; (ii) Second Lien Senior Secured Notes in the estimated aggregate amount of $120 million (and an additional $80 million will be issued to purchasers apart from the holders of the Class 7 Claims); (iii) cash in the approximate amount of $253,056,696.00, provided, however, that the amount of cash distributed to holders of Class 7 Claims shall not exceed 35% of the aggregate allowed amount of Class 7 Claims; and (iv) the New AMERCO Notes in an estimated aggregate principal amount of $149,962,435.00. The face amount of New AMERCO Notes distributed to holders of Class 7 Claims shall equal the aggregate allowed amount of Class 7 Claims minus the aggregate amount of: (i) SAC Holding Senior Notes; (ii) Second Lien Senior Secured Notes; and (iii) cash distributed to holders of Class 7 Claims.

         Paragraph 16 of the Confirmation Order provides that, pursuant to
Section 1145 of the Bankruptcy Code, the issuance, distribution and resale of certain New Debt Securities under the Plan, including, without limitation, the New AMERCO Notes, the Second Lien Senior Secured Notes and the SAC Holding Senior Notes, are exempt from the requirements of Section 5 of the Securities Act of 1933 (as amended, the "Securities Act") and equivalent state securities and "blue sky" laws. Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws under circumstances where:
(i) the securities are issued by a debtor, a debtor's affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan or reorganization; (ii) the securities are issued in exchange for a claim against, an interest in, or a claim for an administrative expense against, the debtor; and (iii) the securities are issued principally in such exchange and partly for cash or property. The Applicant believes (and the Bankruptcy Court has specifically found and concluded) that the issuance of the New AMERCO Notes, the Second Lien Senior Secured Notes and the SAC Holding Senior Notes contemplated by the Plan satisfies these requirements. Based on the foregoing, the Corporation believes that the issuance of the New AMERCO Notes, the Second Lien Senior Secured Notes and the SAC Holding Senior Notes is exempt from the registration requirements of the Securities Act and any applicable state securities and "blue sky" laws.

3.       AFFILIATES.

         a. The following table sets forth the Affiliates of the Corporation as of the date of this application, including their respective percentages of voting securities, or other bases of control. Except as otherwise set forth in the Plan, the corporate structure end equity ownership of the Debtors and their subsidiaries will be unchanged.

                                                                                                 Percentage of
                                                                                              Voting Stock Owned
                      Name of Entity                      Jurisdiction of Incorporation       by Immediate Parent
                      --------------                      -----------------------------          ----------------
PARENT: AMERCO                                                        Nevada                          N/A
   FIRST LEVEL SUBSIDIARY
   A.   EJOS                                                          Arizona                         100%
   B.   Japal, Inc.                                                   Nevada                          100%
   C.   M.V.S., Inc.                                                  Nevada                          100%
   D.   Pafran, Inc.                                                  Nevada                          100%
   E.   Sophmar, Inc.                                                 Nevada                          100%
   F.   Picacho Peak Investments Co.                                  Nevada                          100%
   G.   Republic Western Insurance Company                            Arizona                         100%
        SECOND LEVEL SUBSIDIARIES
        1.  Republic Claims Service Company                           Arizona                         100%
        2.  Republic Western Syndicate, Inc.                         New York                         100%
        3.  North American Fire & Casualty                           Louisiana                        100%
            Insurance        Company
        4.  RWIC Investments, Inc.                                    Arizona                         100%
           THIRD LEVEL SUBSIDIARIES
           a. Ponderosa Insurance Agency, Inc.                        Arizona                         100%
   FIRST LEVEL SUBSIDIARY
   H.   Oxford Life Insurance Company                                 Arizona                         100%
        SECOND LEVEL SUBSIDIARIES
        1.  Oxford Life Insurance Agency, Inc.                        Arizona                         100%
        2.  Christian Fidelity Life Insurance Company                  Texas                          100%
        3.  Encore Financial, Inc.                                   Wisconsin                        100%
           THIRD LEVEL SUBSIDIARIES
           a. North American Insurance Company                       Wisconsin                        100%
           b. Encore Agency, Inc.                                    Louisiana                        100%
              FOURTH LEVEL SUBSIDIARIES
              i.  Community Health, Inc.                             Wisconsin                         80%
              ii. Community Health Partners, Inc.                    Illinois                          20%
   FIRST LEVEL SUBSIDIARY
   I.   Amerco Real Estate Company                                    Nevada                          100%
        SECOND LEVEL SUBSIDIARIES
        1.  Amerco Real Estate Company of Alabama, Inc.               Alabama                         100%
        2.  Amerco Real Estate Company of Texas, Inc.                  Texas                          100%
        3.  Amerco Real Estate Services, Inc.                         Nevada                          100%
        4.  One PAC Company                                           Nevada                          100%
        5.  Two PAC Company                                           Nevada                          100%
        6.  Three PAC Company                                         Nevada                          100%
        7.  Four PAC Company                                          Nevada                          100%
        8.  Five PAC Company                                          Nevada                          100%

        9.  Six PAC Company                                           Nevada                          100%
        10. Seven PAC Company                                         Nevada                          100%
        11. Eight PAC Company                                         Nevada                          100%
        12. Nine PAC Company                                          Nevada                          100%
        13. Ten PAC Company                                           Nevada                          100%
        14. Eleven PAC Company                                        Nevada                          100%
        15. Twelve PAC Company                                        Nevada                          100%
        16. Sixteen PAC Company                                       Nevada                          100%
        17. Seventeen PAC Company                                     Nevada                          100%
        18. Nationwide Commercial Company                             Arizona                         100%
           THIRD LEVEL SUBSIDIARIES
           a. Yonkers Property Corporation                           New York                         100%
        19. PF&F Holdings Corporation                                Delaware                         100%
           THIRD LEVEL SUBSIDIARIES
           a. Fourteen PAC Company                                    Nevada                          100%
           a. Fifteen PAC Company                                     Nevada                          100%
   FIRST LEVEL SUBSIDIARY
   J.   U-Haul International, Inc.                                    Nevada                          100%
        SECOND LEVEL SUBSIDIARIES
        1.  A & M Associates, Inc.                                    Arizona                         100%
            THIRD LEVEL SUBSIDIARIES
            a.    Web Team Associates, Inc.                           Nevada                          100%
        SECOND LEVEL SUBSIDIARIES
        2.  U-Haul Business Consultants, Inc.                         Arizona                         100%
        3.  U-Haul Co. of Alabama, Inc.                               Alabama                         100%
        4.  U-Haul Co. of Alaska                                      Alaska                          100%
        5.  U-Haul Co. of Arizona                                     Arizona                         100%
        6.  U-Haul Co. of Arkansas                                   Arkansas                         100%
        7.  U-Haul Co. of California                                California                        100%
        8.  U-Haul Co. of Colorado                                   Colorado                         100%
        9.  U-Haul Co. of Connecticut                               Connecticut                       100%
        10. U-Haul Co. of District of Columbia, Inc.           District of Columbia                   100%
        11. U-Haul of Florida                                         Florida                         100%
        12. U-Haul Co. of Georgia                                     Georgia                         100%
        13. U-Haul of Hawaii, Inc.                                    Hawaii                          100%
        14. U-Haul Co. of Idaho, Inc.                                  Idaho                          100%
        15. U-Haul Co. of Illinois, Inc.                             Illinois                         100%
        16. U-Haul Co. of Indiana, Inc.                               Indiana                         100%
        17. U-Haul Co. of Iowa, Inc.                                   Iowa                           100%
        18. U-Haul Co. of Kansas, Inc.                                Kansas                          100%


        19. U-Haul Co. of Kentucky                                   Kentucky                         100%
        20. U-Haul Co. of Louisiana                                  Louisiana                        100%
        21. U-Haul Co. of Maine, Inc.                                  Maine                          100%
        22. U-Haul Co. of Maryland, Inc.                             Maryland                         100%
        23. U-Haul Co. of Massachusetts and Ohio, Inc.             Massachusetts                      100%
        24. U-Haul Co. of Michigan                                   Michigan                         100%
        25. U-Haul Co. of Minnesota                                  Minnesota                        100%
        26. U-Haul Co. of Mississippi                               Mississippi                       100%
        27. U-Haul Company of Missouri                               Missouri                         100%
        28. U-Haul Co. of Montana, Inc.                               Montana                         100%
        29. U-Haul Co. of Nebraska                                   Nebraska                         100%
        30. U-Haul Co. of Nevada, Inc.                                Nevada                          100%
        31. U-Haul Co. of New Hampshire, Inc.                      New Hampshire                      100%
        32. U-Haul Co. of New Jersey, Inc.                          New Jersey                        100%
        33. U-Haul Co. of New Mexico, Inc.                          New Mexico                        100%
        34. U-Haul Co. of New York, Inc.                             New York                         100%
        35. U-Haul Co. of North Carolina                          North Carolina                      100%
        36. U-Haul Co. of North Dakota                             North Dakota                       100%
        37. U-Haul Co. of Oklahoma, Inc.                             Oklahoma                         100%
        38. U-Haul Co. of Oregon                                      Oregon                          100%
        39. U-Haul Co. of Pennsylvania                             Pennsylvania                       100%
        40. U-Haul Co. of Rhode Island                             Rhode Island                       100%
        41. U-Haul Co. of South Carolina, Inc.                    South Carolina                      100%
        42. U-Haul Co. of South Dakota, Inc.                       South Dakota                       100%
        43. U-Haul Co. of Tennessee                                  Tennessee                        100%
        44. U-Haul Co. of Utah, Inc.                                   Utah                           100%
        45. U-Haul Co. of Virginia                                   Virginia                         100%
        46. U-Haul Co. of Washington                                Washington                        100%
        47. U-Haul Co. of West Virginia                            West Virginia                      100%
        48. U-Haul Co. of Wisconsin, Inc.                            Wisconsin                        100%
        49. U-Haul Co. of Wyoming, Inc.                               Wyoming                         100%
        50. U-Haul Leasing & Sales Co.                                Nevada                          100%
        51. U-Haul Self-Storage Corporation                           Nevada                          100%
        52. U-Haul Self-Storage Management (WPC), Inc.                Nevada                          100%
        53. U-Haul Co. of Texas                                        Texas                          100%
        54. INW Company                                             Washington                        100%
        55. Storage Realty LLC                                        Nevada                           50%
        56. EMove, Inc.                                               Nevada                          100%
        57. U-Haul Co. (Canada) Ltd. U-Haul Co. (Canada)          Ontario, Canada                     100%
            Ltee

            THIRD LEVEL SUBSIDIARIES
            a.    U-Haul Inspections, Ltd.                   British Columbia, Canada         100%

         b. Certain directors and executive officers of the Corporation or any Subsidiary Guarantor may be deemed to be "affiliates" of the Corporation or such Subsidiary Guarantor by virtue of their positions with the Corporation or such Guarantor. See Item 4, "Directors and Executive Officers."

4.       DIRECTORS AND EXECUTIVE OFFICERS.

         a. The following table lists the names and offices held by all directors and executive officers of the Corporation. The address for each director and executive officer listed below is c/o AMERCO, 1325 Airmotive Way, Ste. 100, Reno, Nevada 89502-3239.

Edward J. Shoen                  Chairman of the Board, President, and Director

William E. Carty                 Director

John M. Dodds                    Director

Charles J. Bayer                 Director

John P. Brogan                   Director

James J. Grogan                  Director

M. Frank Lyons                   Director

James P. Shoen                   Director

Gary B. Horton                   Treasurer of AMERCO

Gary V. Klinefelter              Secretary & General Counsel of AMERCO

Rocky D. Wardrip                 Assistant Treasurer of AMERCO

5.       PRINCIPAL OWNERS OF VOTING SECURITIES.

         As of the date of this application, the following persons own 10% or more of the voting securities of the Corporation. The Plan does not contemplate any changes to the below holders of the voting stock of the Corporation.

  NAME AND COMPLETE                                                                          PERCENTAGE OF VOTING
   MAILING ADDRESS                 TITLE OF CLASS OWNED             AMOUNT OWNED               SECURITIES OWNED
           -------                 --------------------             ------------             -------------------
Edward J. Shoen                    Series A Common Stock              3,483,681                      16.9%
Chairman of the Board,
President and Director
2727 N. Central Ave
Phoenix, AZ 85004 (1)

Mark V. Shoen                       AMERCO Common Stock               3,248,481                      15.7%
President, U-Haul
Phoenix Operations
2727 N. Central Ave
Phoenix, AZ 85004 (2)

The ESOP Trust                      AMERCO Common Stock               2,329,484                      11.3%
2727 N. Central Ave
Phoenix, AZ 85004 (3)

         (1) Edward J. Shoen also beneficially owns 559,443 shares of AMERCO Common Stock held by the Oxford Trust and the number of shares reported as beneficially owned by Edward J. Shoen does not include these shares.

         (2) Mark V. Shoen also beneficially owns 527,604 shares of AMERCO Common Stock held by the Oxford Trust and the number of shares reported as beneficially owned by Edward J. Shoen does not include these shares.

         (3) The complete name of the ESOP Trust is the ESOP Trust Fund for the AMERCO Employee Savings and Employee Stock Ownership Trust. The ESOP Trustee, which consists of three individuals without a past or present employment history or business relationship with the Corporation, is appointed by the Corporation's Board of Directors. Under the ESOP, each participant (or such participant's beneficiary) in the ESOP directs the ESOP Trustee with respect to the voting of all AMERCO Common Stock allocated to the participant's account. All shares in the ESOP Trust not allocated to participants are voted by the ESOP Trustee. As of January 31, 2004, of the 2,329,484 shares of AMERCO Common Stock held by the ESOP Trust, 1,602,722 shares were allocated to participants and 726,726 shares remained unallocated. The number of shares reported as beneficially owned by Edward J. Shoen and Mark V. Shoen does not include 3,964 and 3,690 shares of AMERCO Common Stock, respectively, allocated by the ESOP Trust to those individuals. Those shares are included in the number of shares held by the ESOP Trust.

6.       UNDERWRITERS.

         a. Within the three years prior to the date of filing this application, no person acted as underwriter of any securities of the Applicant which were outstanding as of the date of this application.

         b. No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

7.       CAPITALIZATION.

         (i)      as of the date of this Application:

Capital Stock (in number of shares):

            TITLE OF CLASS                         AMOUNT AUTHORIZED                     AMOUNT OUTSTANDING
            --------------                         -----------------                     ------------------
AMERCO Common Stock, $0.25 par value                  150,000,000                            20,630,033
Series A Common Stock, $0.25 par value                 10,000,000                             5,662,495
Series B Common Stock, $0.25 par value                 10,000,000                                None
Series A Preferred Stock, no par value                  6,100,000                             6,100,000
Series B Preferred Stock, no par value                    100,000                                None

Debt Securities:

            TITLE OF CLASS                         AMOUNT AUTHORIZED                     AMOUNT OUTSTANDING
            --------------                         -----------------                     ------------------
AMERCO 7.85% Senior Notes due 2003                    $175,000,000                           $175,000,000
AMERCO 8.80% Senior Notes due 2005                    $200,000,000                           $200,000,000
AMERCO Medium-Term Notes                              $110,000,000                           $110,000,000
AMERCO 7.135% Series 1997-C Bond                      $126,000,000                           $126,000,000
Backed Asset Trust Certificates due
October 15, 2002
Amerco Real Estate Company Senior                      $95,000,000                            $95,000,000
Secured Notes, Series A, due April 30,
2012
Amerco Real Estate Company Senior                       $5,000,000                             $5,000,000
Notes, Series B, due April 30, 2007

         Each stockholder is entitled to one vote per share of AMERCO Common Stock and Series A Common Stock, 1/10 of one vote per share of Series B Common Stock, and no vote per share for both Series A Preferred Stock and Series B Preferred Stock for the election of directors and on all other matters to be voted on by the stockholders.

         (ii)     as of the Effective Date:

Capital Stock (in number of shares):

            TITLE OF CLASS                         AMOUNT AUTHORIZED                     AMOUNT OUTSTANDING
            --------------                         -----------------                     ------------------
AMERCO Common Stock, $0.25 par value                  150,000,000                            20,630,033
Series A Common Stock, $0.25 par value                 10,000,000                             5,662,495
Series B Common Stock, $0.25 par value                 10,000,000                                None
Series A Preferred Stock, no par value                  6,100,000                             6,100,000
Series B Preferred Stock, no par value                    100,000                                None

Debt Securities:

            TITLE OF CLASS                          AMOUNT AUTHORIZED                     AMOUNT OUTSTANDING
            --------------                    ----------------------------          -----------------------------
AMERCO 12% Senior Subordinated Secured        $149,962,435 (approximately)           $149,962,435 (approximately)
Notes due 2011
AMERCO 9.0% Second Lien Senior Secured        $200,000,000                           $200,000,000
Notes due 2009

         Each stockholder is entitled to one vote per share of AMERCO Common Stock and Series A Common Stock, 1/10 of one vote per share of Series B Common Stock, and no vote per share for both Series A Preferred Stock and Series B Preferred Stock for the election of directors and on all other matters to be voted on by the stockholders.

8.       ANALYSIS OF INDENTURE PROVISIONS.

         The following is a general description of certain provisions of the Indenture to be qualified and is subject in its entirety by reference to the form of the Indenture to be qualified, filed as Exhibit T3C hereto and is incorporated herein by reference. Terms used below have the meaning ascribed to them in the Indenture.

         a. Defaults under the Indenture; Withholding of Notice of Defaults.

                  Each of the following are Events of Default under the
Indenture:

         (a) failure by the Corporation to pay interest on any of the Notes when it becomes due and payable and the continuance of any such failure for 30 days;

         (b) failure by the Corporation to pay the principal of any of the Notes when it becomes due and payable, whether at stated maturity, upon redemption, upon purchase, upon acceleration or otherwise;

         (c) failure by the Corporation to comply with any of its agreements or covenants described under Sections 3.08, 4.07, 4.09, 4.10, 4.15 and 5.01 of the Indenture;

         (d) failure by the Corporation to comply with any other agreement or covenant in this Agreement or the Security Documents and continuance of this failure for 30 days after notice of the failure has been given to the Corporation by the Trustee or by the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding;

         (e) default under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced Indebtedness of the Corporation or any Restricted Subsidiary, whether such Indebtedness now exists or is incurred after the Issue Date, which default:
(i) is caused by a failure to pay when due principal on such Indebtedness within the applicable express grace period, (ii) results in the acceleration of such Indebtedness prior to its express final maturity or (iii) results in the commencement of judicial proceedings to foreclose upon, or to exercise remedies under applicable law or applicable security documents to take ownership of, the assets securing such Indebtedness, and in each case, the principal amount of such Indebtedness, together with any other Indebtedness with respect to which an event described in clause (i), (ii) or
(iii) has occurred and is continuing, aggregates $10 million or more;

         (f) one or more judgments or orders that exceed $10 million in the aggregate (net of amounts covered by insurance or bonded) for the payment of money have been entered by a court or courts of competent jurisdiction against the Corporation or any Restricted Subsidiary and such judgment or judgments have not been satisfied, stayed, annulled or rescinded within 60 days of being entered;

         (g) the Corporation or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law: (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case,
(iii) consents to the appointment of a Custodian of it or for all or substantially all of its assets, (iv) makes a general assignment for the benefit of its creditors, or (v) generally is not paying its debts as they become due;

         (h) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (i) is for relief against the Corporation or any Significant Subsidiary as debtor in an involuntary case, (ii) appoints a Custodian of the Corporation or any Significant Subsidiary or a Custodian for all or substantially all of the assets of the

         Corporation or any Significant Subsidiary, or (iii) orders the liquidation of the Corporation or any Significant Subsidiary;

                  and the order or decree remains unstayed and in effect for 60 days;

                  (i) any Note Guarantee of any Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and this Agreement) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under its Note Guarantee (other than by reason of release of a Guarantor from its Note Guarantee in accordance with the terms of this Agreement and the Note Guarantee); or

                  (j) an "Event of Default" occurs and is continuing under any of the Security Documents or the Corporation or any Guarantor repudiates any of its obligations under any of the Security Documents, or any of the Security Documents become unenforceable against any of them for any reason which continues for 30 days after written notice from the Trustee or holders of at least 25% in outstanding principal amount of Notes or the loss of the perfection or priority of the Liens granted by any of them pursuant to the Security Documents occurs for any reason.

                  If a Default or Event of Default occurs and is continuing and if it is actually known to a Responsible Officer of the Trustee, the Trustee shall mail to Holders of Notes a notice of the Default or Event of Default within 30 days after it occurs. Except in the case of a Default or Event of Default (a) in payment of principal of, premium, if any, or interest on any Note or (b) in compliance with Section 5.01 of the Indenture, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

         b. Authentication and Delivery of Securities; Application of Proceeds

         As set forth in Section 2.02 of the Indenture, An authorized Officer shall sign the Notes for the Corporation by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time a
Note is authenticated, the Note shall nevertheless be valid. A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under this Agreement.

         There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes because the Notes will be issued, as part of an exchange, as provided in the Plan.

         c.       Release of Collateral

         Not later than the Issue Date, the Corporation and the Subsidiary Guarantors party thereto shall have executed and delivered to the Trustee and the Collateral Agent, for the benefit of the Secured Parties, (a) the Pledge Agreement; (b) the Security Agreement; (c) the Pay Proceeds Agreements; (d) mortgages in form and substance reasonably satisfactory to the Trustee and the Collateral Agent with respect to the Sale Property and the Surplus Property; (e) certificates representing the Oxford


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
Stock; (f) the Sale Agreements; (g) all documents and instruments, including Uniform Commercial Code financing statements, required by law or reasonably requested by the Trustee or the Collateral Agent to be filed, registered or recorded to create or perfect the Liens in the Collateral intended to be created by the Security Agreement and the Mortgages; and (h) all documents and instruments required to be delivered as of the Issue Date under the Security Documents, including any title insurance policies, casualty insurance policies and policy endorsements, as well as any opinions of counsel, as may be required thereunder. These documents will be executed to create or perfect the Liens in the Collateral intended to be created by the Security Agreement and the Mortgages.

         The Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of the Indenture.

         d.       Satisfaction and Discharge of the Indenture

         The Indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of Notes which shall survive until all Notes have been canceled) as to all outstanding Notes issued thereunder, when either:

         (a) all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Corporation and thereafter repaid to the Corporation or discharged from this trust) have been delivered to the Trustee for cancellation, or

         (b) (i) all Notes not delivered to the Trustee for cancellation otherwise have become due and payable or have been called for redemption pursuant to Section 3.07 or Section 3.08 of the Indenture, and the Corporation has irrevocably deposited or caused to be deposited with the Trustee trust funds in trust in an amount of money sufficient to pay and discharge the entire Indebtedness (including all principal and accrued interest) on the Notes not theretofore delivered to the Trustee for cancellation,

                  (ii) the Corporation has paid all sums payable by it under the Indenture and the Security Documents,

                  (iii) the Corporation has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be, and

                  (iv) the Holders have a valid, perfected, exclusive security interest in this trust.

         In addition, the Corporation must deliver an Officer's Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

         e.       Evidence of Compliance with Conditions

         As stated in Section 14.04 of the Indenture, upon any request or application by the Corporation to the Trustee to take any action under the Indenture, the Corporation must furnish to the Trustee: (a) an Officer's Certificate (as defined in the Indenture) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied; and (b) an Opinion of Counsel (as defined in the Indenture) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

         Each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture shall include: (a) a statement that the person making such certificate or opinion has read such covenant or condition; (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (c) a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been satisfied; and (d)a statement as to whether or not, in the opinion of such person, such condition or covenant has been satisfied.

9.       OTHER OBLIGORS.

         Each of the following Subsidiary Guarantors have guaranteed the Corporation's payment obligations under the Indenture. The mailing address for each of the following is c/o AMERCO, 1325 Airmotive Way Suite 100, Reno, Nevada 89502-3239.

         Amerco Real Estate Company
         Amerco Real Estate Company of Alabama, Inc.
         Amerco Real Estate Company of Texas, Inc.
         One PAC Company
         Five PAC Company
         Seven PAC Company
         Ten PAC Company
         Fourteen PAC Company
         Sixteen PAC Company
         U-Haul Co. of Alaska
         U-Haul Co. of Arizona
         U-Haul Co. of Florida
         U-Haul of Hawaii, Inc.
         U-Haul International, Inc.
         Yonkers Property Corporation
         Amerco Real Estate Services, Inc.
         Two PAC Company
         Three PAC Company
         Four PAC Company
         Six PAC Company
         Eight PAC Company
         Nine PAC Company
         Eleven PAC Company

         Twelve PAC Company
         Fifteen PAC Company
         Seventeen PAC Company
         Nationwide Commercial Company
         PF&F Holdings Corporation
         A & M Associates, Inc.
         EMove, Inc.
         U-Haul Business Consultants, Inc.
         U-Haul Leasing & Sales Co.
         U-Haul Self-Storage Corporation
         U-Haul Self-Storage Management (WPC), Inc.
         U-Haul Co. of Alabama, Inc.
         U-Haul Co. of Arkansas
         U-Haul Co. of California
         U-Haul Co. of Colorado
         U-Haul Co. of Connecticut
         U-Haul Co. of District of Columbia, Inc.
         U-Haul Co. of Georgia
         U-Haul Co. of Iowa, Inc.
         U-Haul Co. of Idaho, Inc.
         U-Haul Co. of Illinois, Inc.
         U-Haul Co. of Indiana, Inc.
         U-Haul Co. of Kansas, Inc.
         U-Haul Co. of Kentucky
         U-Haul Co. of Louisiana
         U-Haul Co. of Massachusetts and Ohio, Inc.
         U-Haul Co. of Maryland, Inc.
         U-Haul Co. of Maine, Inc.
         U-Haul Co. of Michigan
         U-Haul Co. of Minnesota
         U-Haul Company of Missouri
         U-Haul Co. of Mississippi
         U-Haul Co. of Montana, Inc.
         U-Haul Co. of North Carolina
         U-Haul Co. of North Dakota
         U-Haul Co. of Nebraska
         U-Haul Co. of New Hampshire, Inc.
         U-Haul Co. of New Jersey, Inc.
         U-Haul Co. of New Mexico, Inc.
         U-Haul Co. of Nevada, Inc.
         U-Haul Co. of New York, Inc.
         U-Haul Co. of Oklahoma, Inc.
         U-Haul Co. of Oregon
         U-Haul Co. of Pennsylvania
         U-Haul Co. of Rhode Island
         U-Haul Co. of South Carolina, Inc.

         U-Haul Co. of South Dakota, Inc.
         U-Haul Co. of Tennessee
         U-Haul Co. of Texas
         U-Haul Co. of Utah, Inc.
         U-Haul Co. of Virginia
         U-Haul Co. of Washington
         U-Haul Co. of Wisconsin, Inc.
         U-Haul Co. of West Virginia
         U-Haul Co. of Wyoming, Inc.
         Web Team Associates
         U-Haul Co. (Canada) Ltd.
         U-Haul Co. (Canada) Ltd. U-Haul Co. (Canada) Ltee

CONTENT OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

         a.       Pages number 1 to 18 consecutively.

         b. The statement of eligibility and qualification on form T-l of The Bank of New York, as Trustee under the Indenture, to be qualified (included as Exhibit 25.1 hereto).

         c. The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each
                  Trustee:

         Exhibit T3A                    -       Restated Articles of Incorporation of AMERCO as in effect on the date of filing hereof. Incorporated by .reference to AMERCO's
                                                Quarterly Report on Form 10-Q for the quarter ended December 31,
                                                1992, file no. 1-11255.

         Exhibit T3B                    -       Restated By-Laws of AMERCO as in effect on the date of filing hereof Incorporated by reference to AMERCO's Quarterly Report on
                                                Form 10-Q for the quarter ended September 30, 1996, file no.
                                                1-11255.

         Exhibit T3C                    -       Draft form of Indenture among AMERCO, the Subsidiary Guarantors party thereto and The Bank of New York, as Trustee (filed herewith)

         Exhibit T3D                    -       Not Applicable

         Exhibit T3E-l                  -       Disclosure Statement Concerning the Debtors' First Amended Joint
                                                Plan of Reorganization Under Chapter 11 of the United States
                                                Bankruptcy Code.  Incorporated by reference to Exhibit 2.4 to the
                                                Quarterly Report on Form 10-Q filed with the SEC by AMERCO on
                                                February 17, 2004.

         Exhibit T3E-2                  -       First Amended Joint Plan of Reorganization of the AMERCO and AMERCO
                                                Real Estate Company, Debtors and Debtors in Possession.
                                                Incorporated by reference to Exhibit 2.3 to the Quarterly Report on
                                                Form 10-Q filed with the SEC by AMERCO on February 17, 2004.

         Exhibit T3F                    -       Cross Reference Sheet (included in Indenture)

         Exhibit 25.1                   -       Form T-l qualifying The Bank of New York as Trustee under the
                                                Indenture to be qualified (filed herewith)

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, AMERCO, a corporation organized and existing under the laws of Nevada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Phoenix, and State of Arizona, on the 5th day of March, 2004.

                                          AMERCO




                                          By: /s/ Edward J. Shoen
                                              ---------------------------
                                          Name:    Edward J. Shoen
                                          Title:   President




                                          By: /s/ Gary V. Klinefelter
                                              ---------------------------
                                          Name:    Gary V. Klinefelter
                                          Title:   Secretary

Attest




By: /s/ George R. Olds
    --------------------------------
Name:    George R. Olds
Title:   Assistant Secretary


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